UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
C. Exhibit
Item 23 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of

Packaging Corporation of America Thrift Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 29, 2018

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Plan’s interest in Master Trust	$358,532,531	$267,618,764
Notes receivable from participants	12,349,655	10,014,831

Total assets	370,882,186	277,633,595
Liabilities
Administrative expenses payable	46,008	37,984
Refund of excess contributions	11,505	6,282

Total liabilities	57,513	44,266

Net assets available for benefits	$370,824,673	$277,589,329

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions
Contributions:
Participants	$20,067,459
Company	20,268,424
Rollover	1,208,369
Net investment income from Master Trust	56,353,357
Interest income from notes receivable from participants	407,132

Total additions	98,304,741
Deductions
Benefits paid to participants	23,046,161
Administrative expenses	148,325

Total deductions	23,194,486
Net increase	75,110,255
Assets transferred in	18,125,089
Net assets available for benefits:
Beginning of year	277,589,329

End of year	$370,824,673

See accompanying Notes to Financial Statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of the Plan

The following description of the Packaging Corporation of America Thrift Plan for Hourly Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or “PCA”). Participants should refer to the applicable plan document, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions. There is a Special Appendix for each Company location.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors of the Company.

Alight, formerly Aon Hewitt, is the Plan’s record keeper. The Northern Trust is the Plan’s trustee and custodian. The Pavilion Advisory Group is the investment advisor to the Plan.

In 2017, PCA acquired Sacramento Container Corporation but did not acquire their plan assets. Participants were allowed to rollover 401k account balances and loans into the Plan.

During 2016, the Company acquired TimBar Corporation and Columbus Container, Inc. A portion of the Tim-Bar Packaging & Display 401(k) and the Columbus Container, Inc. 401(k) Profit Sharing Plan merged into the Plan on January 1, 2017 and on April 1, 2017, respectively.

Contributions

Upon hire, eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered Special Appendix that vary by geographic location, with such contributions limited to $18,000 in 2017 and 2016, for employees under age 50, and $24,000 in 2017 and 2016, for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

The Company makes a retirement savings contribution to certain eligible employees of up to 6.5% of compensation based on years of service and/or age, as defined in the location’s Special Appendix. This contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participants may make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2017 employee contributions, both before-tax and after-tax, cannot exceed $18,000 for employees under age 50 and $24,000 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their contributions, earnings thereon and rollovers from other qualified plans.

The Company’s matching contribution and the retirement savings contribution vest at a rate of 20% per year. To the extent a participant is not 100% vested in the Company’s matching contributions or retirement savings contribution, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions and retirement savings contributions. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

The portion of the Plan currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants may instruct the Plan’s trustee to distribute future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP directly to them. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless elected to be distributed in kind. Benefit payments are recorded when paid.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance. A participant’s entire account balance shall be distributed no later than April 1 following the later of the calendar year in which the participant attains age 69 or the calendar year in which the participant’s termination of employment occurs.

Administrative Expenses

Administrative expenses are paid by the Company.

Notes Receivable from Participants

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 60 months, with principal and interest payments made primarily through payroll deductions. There may be loans that exceed the 60 month re-payment period, but only if they were transferred in from another plan, and that plan had allowed for a payment period beyond 60 months. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which the payment can be made via personal check or money order. Participants may take up to two general purpose loans. A loan is considered in default and becomes a taxable event when a loan is not current at the end of the cure period, the quarter following the quarter in which the payment was missed.

Interest rates on loans outstanding in the Plan at December 31, 2017 ranged from 3.25% to 8.25%.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $517,354 and $193,310, respectively. These accounts will be used to reduce future employer contributions. In 2017, employer contributions were reduced by $482,126 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the provisions of the plan document deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. This update clarifies presentation requirements and provides more detailed disclosures for a plan’s interest in a master trust. The ASU is effective for fiscal years beginning after December 15, 2018. The Plan is currently evaluating the impact the adoption of this guidance will have on the financial statements and related disclosures.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

The Master Trust includes assets of the Plan, the Packaging Corporation of America Retirement Savings Plan for Salaried Employees, and the Boise Paper Holdings, L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust at fair value was 20.5% and 19.2%, or $358,532,531 and $267,618,764, respectively.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2017	Plan’s Percentage Interest	December 31, 2016	Plan’s Percentage Interest
Assets:
Mutual funds	$247,977,112	22.3%	$326,287,224	30.1%
Self-directed brokerage accounts	33,277,291	8.5	29,196,323	8.8
Common collective trust funds	788,970,639	25.5	514,651,829	21.1
Company common stock fund	213,673,149	15.9	165,857,062	14.4
Target date funds	428,195,747	14.4	314,258,853	10.0
Short-term investment funds	36,984,930	8.7	40,334,372	7.9

Total assets at fair value	$1,749,078,868	20.5%	$1,390,585,663	19.2%

Investment income for the Master Trust was as follows:

Year Ended December 31, 2017
Interest income	$1,163,315
Dividends	5,978,649
Other income	1,618,162
Net realized and unrealized appreciation in fair value of investments	279,623,390

Total investment income	$288,383,516

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Company common stock fund: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Target date funds: Valued at the NAV provided by the Trustee. NAV is a readily determinable fair value of the underlying assets and is the basis for current transactions.

Common collective trust funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investment funds: Valued at NAV, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Master Trust investments:
Mutual funds (a)	$247,977,112	$—	$—	$247,977,112
Self-directed brokerage	33,277,291	—	—	33,277,291
Company common stock fund	213,673,149	—	—	213,673,149
Short-term investment funds	—	36,984,930	—	36,984,930
Target date funds	—	428,195,747	—	428,195,747
Common collective trust funds (a)	—	788,970,639	—	788,970,639

Total Master Trust investments	$494,927,552	$1,254,151,316	$—	$1,749,078,868

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Master Trust investments:
Mutual funds	$326,287,224	$—	$—	$326,287,224
Self-directed brokerage	29,196,323	—	—	29,196,323
Company common stock fund	165,857,062	—	—	165,857,062
Short-term investment funds	—	40,334,372	—	40,334,372
Target date funds	—	314,258,853	—	314,258,853
Common collective trust funds	—	514,651,829	—	514,651,829

Total Master Trust investments	$521,340,609	$869,245,054	$—	$1,390,585,663

(a)	Fidelity Large Cap Growth Fund transferred from Mutual funds — Level 1 to Common collective trust funds — Level 2 in 2017, as the Master Trust assets of $182,978,899 were large enough to invest in a commingled version of the fund.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 2, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2014.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$370,824,673	$277,589,329
Amounts allocated to withdrawn participants	(128,808)	(1,089,629)

Net assets available for benefits per Form 5500	$370,695,865	$276,499,700

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year Ended December 31, 2017
Total net increase per the financial statements	$75,110,255
Amounts allocated to withdrawing participants at December 31, 2016	1,089,629
Amounts allocated to withdrawing participants at December 31, 2017	(128,808)

Total net increase per the Form 5500	$76,071,076

8. Transactions with Parties-in-Interest

Under ERISA rules related to 401(k) plans, transactions with related parties of the Plan such as a sponsor, administrator, trustee, acquired entities by the Plan sponsor, or participant are considered either exempt or non-exempt from ERISA prohibited transaction provisions. Non-exempt transactions are subject to penalty taxes.

The Plan invests in the common stock of the Company through a common stock fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2017, the Plan received $713,103 in common stock dividends on 282,977 shares from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

9. Subsequent Events

The Plan has evaluated subsequent events after the Statement of Net Assets Available for Plan Benefits date through June 29, 2018, the date that the financial statements were issued.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

EIN 36-4277050 Plan 001

Year ended December 31, 2017

	Total that constitute non exempt prohibited transactions
Participant contributions transferred late to the Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$234	—	$234	—	—

* For the year ended December 31, 2017, the Company identified late remittances of participant contributions in the aggregate amount of $234. The late remittances were remitted to the Plan in March 2017. The lost earnings of $0.99 pertaining to the contributions will be deposited into the Trust in 2018.

See accompanying report of independent registered public accounting firm.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 001

December 31, 2017

*Plan’s interest in master trust	$358,532,531

Notes Receivable from Participants	Rate of Interest	Maturity	Cost	Current Value
*Various (2,693 loans to 1,860 participants)	3.25%-8.25%	Maturity dates through March 11, 2030	$0	$12,349,655

Total Assets (Held at End of Year)				$370,882,186

*	Denotes a party-in-interest to the Plan as defined by ERISA

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees

Date: June 29, 2018	/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President